UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                                (Amendment No. 1)


                    INTERSTATE NATIONAL DEALER SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46102P 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                STEVEN J. KUMBLE
                          LINCOLNSHIRE MANAGEMENT, INC.
                                780 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                MARCH 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                         (Continued on following pages)

                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D
CUSIP No. 46102P 10 4                                          Page 2 of 6 Pages


________________________________________________________________________________
     NAME OF REPORTING PERSONS                               Steven J. Kumble

1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Intentionally omitted)

________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
2                                                                (b)  [_]

________________________________________________________________________________
     SEC USE ONLY
3


________________________________________________________________________________
     SOURCE OF FUNDS                                        PF

4

________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
6


________________________________________________________________________________
                    SOLE VOTING POWER                       0
               7
  NUMBER OF

   SHARES      _________________________________________________________________
                    SHARED VOTING POWER                     0
BENEFICIALLY   8

  OWNED BY
               _________________________________________________________________
    EACH            SOLE DISPOSITIVE POWER                  0
               9
  REPORTING

   PERSON      _________________________________________________________________
                    SHARED DISPOSITIVE POWER                0
    WITH       10


________________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                                          0


________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                            [_]

________________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.0%
13


________________________________________________________________________________
     TYPE OF REPORTING PERSON                                         IN
14


________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 46102P 10 4                                          Page 3 of 6 Pages


________________________________________________________________________________
     NAME OF REPORTING PERSONS                          Lincolnshire Management,
                                                          Inc.
1

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally omitted)

________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
2                                                                (b)  [_]

________________________________________________________________________________
     SEC USE ONLY
3


________________________________________________________________________________
     SOURCE OF FUNDS                                     N/A
4


________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware
6


________________________________________________________________________________
                    SOLE VOTING POWER                    0
               7
  NUMBER OF

   SHARES      _________________________________________________________________
                    SHARED VOTING POWER                  0
BENEFICIALLY   8

  OWNED BY
               _________________________________________________________________
    EACH            SOLE DISPOSITIVE POWER               0
               9
  REPORTING

   PERSON      _________________________________________________________________
                    SHARED DISPOSITIVE POWER             0
    WITH       10


________________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                                       0


________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                         [_]

________________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.0%
13


________________________________________________________________________________
     TYPE OF REPORTING PERSON                                      CO
14


________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 46102P 10 4                                          Page 4 of 6 Pages


________________________________________________________________________________
     NAME OF REPORTING PERSONS                      Lincolnshire Equity Fund II,
                                                      L.P.

1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Intentionally omitted)

________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
2                                                                (b)  [_]

________________________________________________________________________________
     SEC USE ONLY
3


________________________________________________________________________________
     SOURCE OF FUNDS                                        N/A
4


________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware
6


________________________________________________________________________________
                    SOLE VOTING POWER                       0
               7
  NUMBER OF

   SHARES      _________________________________________________________________
                    SHARED VOTING POWER                     0
BENEFICIALLY   8

  OWNED BY
               _________________________________________________________________
    EACH            SOLE DISPOSITIVE POWER                  0
               9
  REPORTING

   PERSON      _________________________________________________________________
                    SHARED DISPOSITIVE POWER                0
    WITH       10


________________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                                          0


________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                            [_]

________________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.0%
13


________________________________________________________________________________
     TYPE OF REPORTING PERSON                                     CO
14


________________________________________________________________________________

INTRODUCTION

     This Amendment No. 1 relates to the Schedule 13D filed on February 23, 2000 by Steven J. Kumble, Lincolnshire Management, Inc. and Lincolnshire Equity Fund II, L.P. (the "Reporting Persons") with respect to shares of common stock, par value $.01 per share of Interstate National Dealer Services, Inc. (the "Company").

     Items 4 and 5 of the Schedule 13D are amended and supplemented as follows:


ITEM 4.  PURPOSE OF TRANSACTION

     On February 16, 2000, Lincolnshire Management, Inc. made an offer to acquire through an affiliated partnership all of the issued and outstanding stock of the Company, free and clear of all liens, claims and encumbrances for $9.00 per share (approximately $45 million) (the "Offer").

     On February 17, 2000, the Company acknowledged receipt of the Offer and indicated that its Board of Directors would consider the Offer.

     On February 28, 2000, Chester Luby, the Chairman and CEO of the Company informed Lincolnshire Management, Inc. that the Board of Directors of the Company would not give further consideration to the Offer, unless Lincolnshire Management, Inc. could demonstrate the bona fide nature of its Offer. Lincolnshire Management, Inc. was unable to engage in any meaningful discussions with the Company to confirm the bona fide nature of the Offer, despite efforts to communicate with Mr. Luby, thorough his counsel and otherwise.

     On March 15, 2000, Mr. Kumble sold his shares of common stock of the Company. On March 17, 2000, Lincolnshire Management, Inc. sent a letter to Mr. Luby indicating that the Offer, which expired at 5:00 p.m. on February 29, 2000 was of no further force or effect and that Lincolnshire Management, Inc. was abandoning its efforts to pursue a proposed acquisition.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Set forth below is certain information concerning all transactions in the common stock of the Company in which the Reporting Persons have engaged during the past 60 days. All of such transactions were effected by brokerage transactions.


     NAME                  TRANSACTION       NUMBER OF         NET
                           DATE              SHARES SOLD       CONSIDERATION
     Steven J. Kumble      03/15/00          30,000            $181,922.88

     The ownership by the Reporting Persons of shares of common stock of the Company and the percentage of the outstanding shares of common stock of the Company represented thereby is as follows:


     NAME                                 NUMBER OF SHARES         PERCENTAGE
     Steven J. Kumble                            0                 0.0%
     Lincolnshire Management, Inc.               0                 0.0%
     Lincolnshire Equity Fund II, L.P.           0                 0.0%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -    Letter to the Chairman  and CEO of the Company  dated March
15, 2000.

                        Signatures and Power of Attorney

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


March 21, 2000                      /s/ Steven J. Kumble
                                    --------------------------------------------
                                    Steven J. Kumble



                                    LINCOLNSHIRE MANAGEMENT, INC.


                                    By: /s/ Steven J. Kumble
                                       -----------------------------------------
                                        Steven J. Kumble
                                        Chairman


                                    LINCOLNSHIRE EQUITY FUND II, L.P.

                                    By: Lincolnshire Equity Partners II, L.P.,
                                        General Partner

                                        By: Lincolnshire Equity II, Inc.,
                                            General Partner

                                            By: /s/ Steven J. Kumble
                                                --------------------------------
                                                Steven J. Kumble
                                                Chairman

                                                           Exhibit 1


                  [Letterhead of Lincolnshire Management, Inc.]



Mr. Chester J. Luby
Chairman and CEO
Interstate National Dealer Services, Inc.
The Omni, Suite 700
333 Earle Ovington Blvd.
Mitchel Field, NY  11553-9340

Dear Chester:

     On February 16, 2000, Lincolnshire Management, Inc. made an offer to you with respect to all of the outstanding capital stock of Interstate National Dealer Services, Inc. ("Interstate") at a price of $9 per share. In that letter, we indicated that our offer should be considered and acted upon by the Board of Interstate.

     On February 17, 2000, you acknowledged receipt of our letter and enclosure, and you stated that the Board of Interstate would give appropriate consideration to our proposal, and that you expected to reply to us in the near future. On February 28, 2000, you responded by stating that your Board would not give further consideration to our proposal unless we could demonstrate the bona fide nature of that proposal.

     Our offer expired, by its terms, on February 29, 2000. Despite other efforts to communicate with you, through your counsel and otherwise, to confirm the bona fide nature of our offer, we have been unable to engage you in any meaningful discussion. Our offer, which expired by its terms on February 29, is without force or effect and we are abandoning our efforts to pursue the proposed acquisition.

     We wish you and your stockholders the very best of luck.

                                              Very sincerely,

                                              LINCOLNSHIRE MANAGEMENT, INC.

                                              By: STEVEN J. KUMBLE
                                                  ----------------
                                                  Steven J. Kumble

Cc:  Board of Directors